FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Announcement of Konami Corporation on allocation of Stock Options (Stock Acquisition Rights) which was filed with the Tokyo Stock Exchange on July 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: July 28, 2005	By:	/s/ NAOYUKI NOTSU
	Name:	Naoyuki Notsu
	Title:	Corporate Officer and Division President, Administration Division

FOR IMMEDIATE RELEASE

July 28, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Naoyuki Notsu

Corporate Officer and Division President, Administration Division

Tel: +81-3-5220-0573

Announcement of Konami Corporation

on allocation of Stock Options (Stock Acquisition Rights)

KONAMI CORPORATION (“Konami”) announced today that, pursuant to a resolution adopted at Konami’s Board of Directors’ meeting held on July 28, 2005, Konami decided to issue stock acquisition rights (the “Stock Acquisition Rights”) pursuant to Articles 280-20, 280-21 of the Japanese Commercial Code and the approval of the 33rd Annual General Meeting of Shareholders.

I. Summary of the Issuance of Stock Acquisition Rights pursuant to Plan A

(1)	Date of the issuance of Stock Acquisition Rights: July 28, 2005

(2)	Number of Stock Acquisition Rights to be issued: 104

(3)	Issue price of Stock Acquisition Rights: None

(4)	Type and number of shares to be issued under Stock Acquisition Rights:

10,400 shares of common stock of Konami

(Unit for each stock acquisition right is 100 shares of common stock.)

(5)	Amount to be paid upon exercise of Stock Acquisition Rights:

276,100 yen (2,761 yen / per share)

(6)	Total amount to be issued or transferred upon exercise of Stock Acquisition Rights:

28,714,400 yen

(7)	Exercise period of Stock Acquisition Rights:

From August 1, 2005 to December 15, 2005

(8)	Amount not to be appropriated in capital in stock to be issued by exercise of Stock Acquisition Rights: 1,380 yen / per share.

(9)	Persons to whom Stock Acquisition Rights shall be allocated:

70 Employees of Konami

II.	Summary of the Issuance of Stock Acquisition Rights pursuant to Plan B

(1)	Date of the issuance of Stock Acquisition Rights: July 28, 2005

(2)	Number of Stock Acquisition Rights to be issued: 235

(3)	Issue price of Stock Acquisition Rights: None

(4)	Type and number of shares to be issued under Stock Acquisition Rights:

23,500 shares of common stock of Konami

(Unit for each stock acquisition right is 100 shares of common stock.)

(5)	Amount to be paid upon exercise of Stock Acquisition Rights:

281,400 yen (2,814 yen / per share)

(6)	Total amount to be issued or transferred upon exercise of Stock Acquisition Rights:

66,129,000 yen

(7)	Exercise period of Stock Acquisition Rights:

From August 1, 2005 to July 31, 2007

(8)	Amount not to be appropriated in capital in stock to be issued by exercise of Stock Acquisition Rights: 1,407 yen / per share.

(9)	Persons to whom Stock Acquisition Rights shall be allocated:

67 Employees of Konami

III. Summary of the Issuance of Stock Acquisition Rights pursuant to Plan C

(1)	Date of the issuance of Stock Acquisition Rights: July 28, 2005

(2)	Number of Stock Acquisition Rights to be issued: 703

(3)	Issue price of Stock Acquisition Rights: None

(4)	Type and number of shares to be issued under Stock Acquisition Rights:

70,300 shares of common stock of Konami

(Unit for each stock acquisition right is 100 shares of common stock.)

(5)	Amount to be paid upon exercise of Stock Acquisition Rights:

285,700 yen (2,857 yen / per share)

(6)	Total amount to be issued or transferred upon exercise of Stock Acquisition Rights:

200,847,100 yen

(7)	Exercise period of Stock Acquisition Rights:

From July 1, 2006 to June 30, 2008

(8)	Amount not to be appropriated in capital in stock to be issued by exercise of Stock Acquisition Rights: 1,428 yen / per share.

(9)	Persons to whom Stock Acquisition Rights shall be allocated: 286 Employees of Konami and 2 Employees of Subsidiary; Net 288 Employees

IV. Summary of the Issuance of Stock Acquisition Rights pursuant to Plan D

(1)	Date of the issuance of Stock Acquisition Rights: July 28, 2005

(2)	Number of Stock Acquisition Rights to be issued: 876

(3)	Issue price of Stock Acquisition Rights: None

(4)	Type and number of shares to be issued under Stock Acquisition Rights:

87,600 shares of common stock of Konami

(Unit for each stock acquisition right is 100 shares of common stock.)

(5)	Amount to be paid upon exercise of Stock Acquisition Rights:

177,900 yen (1,779 yen / per share)

(6)	Total amount to be issued or transferred upon exercise of Stock Acquisition Rights:

155,840,400 yen

(7)	Exercise period of Stock Acquisition Rights:

From August 1, 2005 to November 13, 2006

(8)	Amount not to be appropriated in capital in stock to be issued by exercise of Stock Acquisition Rights: 889 yen / per share.

(9)	Persons to whom Stock Acquisition Rights shall be allocated: 98 Employees of Konami and 2 Employees of Subsidiary; Net 100 Employees

V.	Summary of the issuance of Stock Acquisition Rights pursuant to Plan E

(1)	Date of the issuance of Stock Acquisition Rights: July 28, 2005

(2)	Number of Stock Acquisition Rights to be issued: 425

(3)	Issue price of Stock Acquisition Rights: None

(4)	Type and number of shares to be issued under Stock Acquisition Rights:

42,500 shares of common stock of Konami

(Unit for each stock acquisition right is 100 shares of common stock.)

(5)	Amount to be paid upon exercise of Stock Acquisition Rights:

167,000 yen (1,670 yen / per share)

(6)	Total amount to be issued or transferred upon exercise of Stock Acquisition Rights:

70,975,000 yen

(7)	Exercise period of Stock Acquisition Rights:

From August 1, 2005 to July 31, 2007

(8)	Amount not to be appropriated in capital in stock to be issued by exercise of Stock Acquisition Rights: 835 yen / per share.

(9)	Persons to whom Stock Acquisition Rights shall be allocated:

17 Employees of Konami

VI.	Summary of the Issuance of Stock Acquisition Rights pursuant to Plan F

(1)	Date of the issuance of Stock Acquisition Rights: July 28, 2005

(2)	Number of Stock Acquisition Rights to be issued: 514

(3)	Issue price of Stock Acquisition Rights: None

(4)	Type and number of shares to be issued under Stock Acquisition Rights:

51,400 shares of common stock of Konami

(Unit for each stock acquisition right is 100 shares of common stock.)

(5)	Amount to be paid upon exercise of Stock Acquisition Rights:

239,900 yen (2,399 yen / per share)

(6)	Total amount to be issued or transferred upon exercise of Stock Acquisition Rights:

123,308,600 yen

(7)	Exercise period of Stock Acquisition Rights:

From July 1, 2006 to June 30, 2008

(8)	Amount not to be appropriated in capital in stock to be issued by exercise of Stock Acquisition Rights: 1,199 yen / per share.

(9)	Persons to whom Stock Acquisition Rights shall be allocated:

45 Employees of Konami

VII.	Summary of the Issuance of Stock Acquisition Rights pursuant to Plan G

(1)	Date of the issuance of Stock Acquisition Rights: July 28, 2005

(2)	Number of Stock Acquisition Rights to be issued: 796

(3)	Issue price of Stock Acquisition Rights: None

(4)	Type and number of shares to be issued under Stock Acquisition Rights:

79,600 shares of common stock of Konami

(Unit for each stock acquisition right is 100 shares of common stock.)

(5)	Amount to be paid upon exercise of Stock Acquisition Rights:

214,600 yen (2,146 yen / per share)

(6)	Total amount to be issued or transferred upon exercise of Stock Acquisition Rights:

170,821,600 yen

(7)	Exercise period of Stock Acquisition Rights:

From August 1, 2005 to November 13, 2007

(8)	Amount not to be appropriated in capital in stock to be issued by exercise of Stock Acquisition Rights: 1,073 yen / per share.

(9)	Persons to whom Stock Acquisition Rights shall be allocated:

63 Employees of Konami and 3 Employees of Subsidiary; Net 66 Employees

VIII.	Summary of the Issuance of Stock Acquisition Rights pursuant to Plan H

(1)	Date of the issuance of Stock Acquisition Rights: July 28, 2005

(2)	Number of Stock Acquisition Rights to be issued: 301

(3)	Issue price of Stock Acquisition Rights: None

(4)	Type and number of shares to be issued under Stock Acquisition Rights:

30,100 shares of common stock of Konami

(Unit for each stock acquisition right is 100 shares of common stock.)

(5)	Amount to be paid upon exercise of Stock Acquisition Rights:

243,300 yen (2,433 yen / per share)

(6)	Total amount to be issued or transferred upon exercise of Stock Acquisition Rights:

73,233,300 yen

(7)	Exercise period of Stock Acquisition Rights:

From July 1, 2006 to June 30, 2008

(8)	Amount not to be appropriated in capital in stock to be issued by exercise of Stock Acquisition Rights: 1,216 yen / per share.

(9)	Persons to whom Stock Acquisition Rights shall be allocated:

67 Employees of Konami and 3 Employees of Subsidiary; Net 70 Employees

Note:

(1)	Date of the resolution of Board of Directors’ meeting to submit a proposal to the Annual General Shareholders’ Meeting: May 10, 2005
(2)	Date of resolution of the 33rd Annual General Shareholders’ Meeting: June 23, 2005

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